Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 to be filed on October 6, 2020) pertaining to the Vontier Corporation 2020 Stock Incentive Plan, Vontier Executive Deferred Incentive Plan, Vontier Retirement Savings Plan, and Vontier Union Retirement Savings Plan of Vontier Corporation of our report dated February 14, 2020, except for Note 1, as to which the date is September 1, 2020, with respect to the combined financial statements and schedule of Fortive NewCo (predecessor to Vontier Corporation) and our report dated February 14, 2020 with respect to the balance sheet of Vontier Corporation included in its Registration Statement (Form 10), as amended, for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, NC

October 6, 2020